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FOR IMMEDIATE RELEASE                                               Exhibit 99.3


Contact:
Kevin McGrath                                        Barry Sloane
Cameron Associates, Inc.                             Chairman of the Board & CEO
212-245-8800                                         Newtek Capital, Inc.
kevin@cameronassoc.com                               212-826-9022
                                                     bsloane@newtekcapital.com

          NEWTEK INVESTS $3.6 MILLION IN UNIVERSAL PROCESSING SERVICES


New York, NY, May 29, 2001 - Newtek Capital, Inc. (AMEX: NKC), a specialist in acquiring, developing and operating early stage high growth businesses, announced today a major investment in Universal Processing Services, a full service integrator of electronic processing systems and solutions. The $3.6 million investment was made through Newtek's New York-based certified capital company ("CAPCO").

UPS offers credit card processing, debit and check card processing, smart card acceptance, customized gift card programs, electronic benefits transfers, check guarantee and conversion and automated teller machines. Ken Baldo, President of UPS, stated: "We make it our business to consult with every merchant to understand their needs and to demonstrate how our services can support their daily business critical operational requirements. As our industry changes, technology advances and competition increases, UPS and our processing specialists remain committed to offering the highest caliber of personalized services utilizing our state-of-the-art True Price Processing system." Universal, headquartered in New York City, recently signed a contract to acquire a portfolio of high-end retail and restaurant accounts and expects to close in June.

The funding by Newtek is expected to support the expansion of Universal's marketing programs, corporate infrastructure and the hiring of key employees. Newtek received a 60% ownership interest along with 3 of 5 board seats for its investment.

For further information, contact Ken Baldo at 212-829-9689 or email at ken@uproservices.com. Newtek Capital, Inc. (www.newtekcapital.com) creates significant non-dilutive capital through the operation of seven CAPCOs in four states. Since 1998, Newtek has raised more than $119 million of certified capital and has made investments in 25 companies, 11 majority-owned or primarily controlled partner companies and investments in 14 other businesses. It operates as a holding company for a network of partner companies in a collaborative and coordinated effort to develop successful businesses in a number of emerging and technological areas.

The statements in this release may contain forward-looking statements relating to such matters as anticipated future financial performance, business prospects and similar matters. The Private Securities Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results to differ materially from the anticipated results expressed in the Company's forward looking statements such as intensified competition and/or operating problems in its operating business projects and their impact on revenues and profit margins The Company also notes that overall profitability could be materially effected by economic conditions and unanticipated developments in the core businesses of our partner companies.